FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



MEDIA RELEASE

GOLD FIELDS SPONSOR UNIVERSITY OF JOHANNESBURG MINING ENGINEERING

Johannesburg, 1 December 2010: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) yesterday announced an R8 million, three-year investment in the mining engineering faculty of the University of Johannesburg.

The sponsorship aims to forge an alliance between Gold Fields and the university to promote the study of mining engineering and technology, core skills required to sustain not only the company itself but the local mining industry as a collective.

The announcement comes amid a renewed sense of urgency amongst industry and government to address the lack of high level, scarce skills in the country. The slow supply of graduates is compounded by the departure of established mining engineers and senior technical staff due to emigration and retirement.

Nick Holland, Chief Executive Officer of Gold Fields, said: *"The industry is currently facing a skills gap crisis. The partnership with the University of Johannesburg will help ensure that we create a pipeline of qualified graduates who can benefit Gold Fields and the industry in general."*

Professor Ihron Rensburg, Vice-Chancellor of the University of Johannesburg added: *"This partnership provides a meaningful learning experience to the nation's brightest young minds. It is encouraging to see Gold Fields forge partnerships that contribute to the development of the industry it operates in."*

In terms of the sponsorship agreement, the university will receive a once off capital injection of R2m followed by R2m a year for three years. In return Gold Fields is afforded naming right status for the infrastructure that it sponsors – including a new mining laboratory - as well as participation in the mining faculty's advisory committee.

The sponsorship is in addition to a range of other educational initiatives undertaken by Gold Fields. Last year the company spent around R165 million on education in South Africa.

For more information from the University of Johannesburg, contact Herman Esterhuizen, Coordinator: Media Relations, University of

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax   +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobil +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobil +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

Johannesburg at tel: +27 11 559-6653 or email: hermane@uj.ac.za

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 1 December 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs